Exhibit 99.1

Raging Capital Comments on Shareholder Opposition to Proposed EZchip Merger

Establishment of a “Go Shop” Period is a Victory for EZchip Shareholders, But Greater Business Transparency is Required

Raging Capital Thanks Shareholders for Their Support in Opposing Undervalued Sale

ROCKY HILL, N.J., November 17, 2015 /PRNewswire/ -- Raging Capital Management, LLC (“Raging Capital”), the largest shareholder of EZchip Semiconductor Ltd. (NASDAQ: EZCH) (“EZchip” or the “Company”), owning approximately 7.2% of the ordinary shares outstanding, commented today on EZchip’s decision to postpone the shareholder vote on the Company’s proposed sale to Mellanox Technologies, Ltd. (NASDAQ: MLNX) (“Mellanox”) and to include a “Go Shop” provision in its agreement with Mellanox.

On November 12, 2015, the day of the Annual General Meeting, EZchip announced that it decided to postpone the vote on its proposed sale to Mellanox.  We believe EZchip postponed the vote because the Company did not obtain the requisite vote of shareholders to approve the ill-advised and undervalued $25.50 per share buyout offer.  Subsequently, EZchip entered into an amended Merger Agreement, which includes a provision to “go-shop” the Company to other potential buyers for thirty days as well as the elimination of the termination fee that would have been payable to Mellanox if EZchip terminates the Merger Agreement to enter into a superior proposal.  The lack of a Go Shop provision and the high termination fee in the Merger Agreement were both red flags that Raging Capital previously highlighted.

William C. Martin, Chairman and Chief Investment Officer of Raging Capital, stated, “We believe EZchip did not obtain the requisite vote to approve the sale to Mellanox at $25.50 per share and that a significant number of shareholders agreed that the offer drastically undervalued EZchip and its future prospects.  It is disappointing that EZchip decided not to count these votes, and instead, announced a postponement which we believe was solely intended to circumvent the will of the stockholders.”

“EZchip’s decision to amend the agreement with Mellanox to allow for a Go Shop provision supports our strong belief that the original process to sell EZchip was both flawed and incomplete. While we believe EZchip should not have entered into the contract with Mellanox to begin with, now that they have belatedly agreed to a Go Shop process, we intend to hold the Board and management accountable if this process is not conducted in a manner that gives other interested parties a full and fair opportunity to make superior proposals.”

Mr. Martin added, “We also call on EZchip to update its shareholders with a current list of NPS design wins and host a conference call with an open Q&A for all shareholders in order to provide appropriate transparency into the current state of the business.  Shareholders deserve additional information about the design wins with the three tier-one data center companies and the multiple additional tier-one and other customers in order to properly evaluate the long-term prospects of the business.  Up until now, we believe EZchip has downplayed the importance of these design wins as part of its campaign to push through the merger.  In order to conduct a full and fair sale process, EZchip must now be fully and completely transparent as to the Company’s design wins and future prospects.  To reiterate, we believe $25.50 materially undervalues EZchip and we do not believe that now is the right time to sell EZchip.”

Mr. Martin concluded by thanking EZchip shareholders for their support in opposing the undervalued $25.50 per share transaction and reiterated Raging Capital’s commitment to continue to fight for full and fair shareholder value.

Raging Capital will update its website www.EZCH-value.com with any new shareholder information as it becomes available.

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